UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CINJET, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-52446	20-8609439
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation)		Identification No.)

16926 East Keegan Blvd.

Carson, CA 90746

 (Address of principal executive offices, with zip code)

888-998-8881

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on June 23, 2015 of the common stock of Cinjet, Inc., a Nevada corporation (the "Registrant"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company’s stockholders on or about June 26, 2015.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Cinjet, Inc., a Nevada corporation, in connection with merger transaction described more fully below, which resulted in a change of control of the Company. Cinjet, Inc. (hereinafter the “Company” or “Registrant”) is a reporting company pursuant to the Exchange Act of 1934, as amended.

MERGER

The Registrant entered into an Agreement and Plan of Merger dated as of June 23, 2015 by and among Registrant, CJA Acquisition Corp., a California corporation (the “Merger Sub”), and Solis Tek Inc. , a California corporation (“STI”). Pursuant to this agreement that may be amended from time to time by the parties (the “Merger Agreement”), STI has merged with the Merger Sub and became a wholly-owned subsidiary of the Registrant (the "Merger"). In addition, the Registrant will issue to shareholders of STI .166 of Registrant's shares of commons stock for each share of common stock issued and outstanding of STI.

The Merger Agreement will be included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") to be filed no later than June 26, 2015.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the Merger, the Registrant's sole director, Diane Button, resigned as Chief Executive Officer and appointed new executive officers for the Registrant.  Ms. Button has agreed to resign as a director and to appoint Alan Lien and Alvin Hao as directors immediately prior to her resignation. The resignation of Diane Button as a director will be effective upon the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about June 26, 2015. The 10-day Period is expected to conclude on or about July 7, 2015.

Further information about the Registrant’s new executive officers and directors may be found below in the section titled “Executive Officers and Directors” in this Schedule 14f-1.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Merger and contains certain biographical and other information concerning the Registrant’s new executive officers and directors of the Registrant as a result of the Merger. Additional information about the Merger will be provided in the Company’s Current Report on Form 8-K to be filed no later than June 26, 2015, four business days after the consummation of the Merger. All of the Registrant’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their ages:

Name	Age	Position
Alan Lien	30	Director, Chief Executive Officer,
		Chief Financial Officer, Secretary and Treasurer

Alvin Hao	31	Director, President, and Chief Operating Officer

Diane Button	64	Director (only until the expiration of the 10-day period as provided for in Rule 14f-1)

Alan Lien, is co-founder, director, Chief Executive Officer and Secretary and Treasurer. Mr. Lien is responsible for setting the overall direction and product strategy of the Company. He leads the manufacturing, development and sourcing of Solis Tek products and setting up company infrastructure. From 2006 to 2009, Mr. Lien was the Chief Operating Officer for A&A Lien Enterprise, a trading company located in Taipei Taiwan.  A&A Lien Enterprise is a 20 year old trading company with focus in sporting equipment.  Among the well known customers that were served by A&A Enterprise, and by Mr. Lien in particular, were Mitre, Umbro, Diadora, Louisville Slugger, Franklin, Diamond and more.  During the four year tenure as the Chief Operating Officer for A&A, Mr. Lien supervised the development of new manufacturer relations, purchasing, quality control, trade show supervision, as well as developing new customer accounts.  Mr. Lien received his BS in Marketing from Monmouth University in 2006.

Alvin Hao, is co-founder, director, President and Chief Operating Officer Mr. Hao has broad knowledge of the hydroponics industry, including aspects of hardware and years of gardening experience. Mr. Hao is responsible for creating and maintaining corporate infrastructure, oversee daily operations, sales, and financial planning, lead marketing strategy, He received his BS in Business Administration and Marketing from California State University Long Beach in 2007.

Diane S. Button. For the past five years, Ms. Button has been an Independent Agent under contract with AFLAC, (American Family Life Assurance of Columbus). Currently, as an independent contractor, Ms. Button is a customer service specialist for major businesses and also a sales representative for AFLAC with a product line of supplemental insurance products. Ms. Button was also the sole director and officer of Cactus Ventures, Inc., a shell company listed on the OTCBB under the symbol “CTVN.”

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Registrant does not have a separately designated standing audit committee. Accordingly, the Registrant has not appointed an audit committee financial expert.

RISK OVERSIGHT PROCESS

Prior to the filing of this Schedule 14f-1, Diane Button served as the sole member of the Registrant's board of directors. Since the Registrant ceased operations in mid 2009 and, effective July, 2009 entered the development stage, the Registrant's leadership structure is appropriate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2014, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. Immediately prior to the closing of the Merger, the Registrant had 10,777,000 shares of common stock issued and outstanding and no shares of preferred stock designated.

As part of the Merger, the Registrant issued 4,364,500 shares of common stock. Immediately following the Merger, the Registrant had issued and outstanding 4,925,333 shares of common stock. Following the Merger, the former shareholders of STI own approximately 89.6% of the Registrant’s outstanding common stock, and the Registrant’s stockholders own 11.4% of the Registrant’s outstanding common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our common stock as of June 23, 2015 by (1) all of our directors and executive officers, individually, (2) all of our directors and executive officers, as a group, and (2) all persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 10,777,000 shares of our common stock issued and outstanding immediately prior to the Merger and 4,925,333 shares of the Registrant's common stock issued and outstanding immediately after the Merger. “Beneficial ownership” means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sell or otherwise dispose of the share.

Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of April 22, 2014 pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address of the following persons listed below is c/o Solis Tek Inc. 16926 S. Keegan Avenue, Unit A, Carson, California 90746.

Name of Director or Executive Officer	Prior to the Merger		Following the Merger
	Shares	%	Shares	%
Alan Lien	0	0	1,666,666	34

Alvin Hao	0	0	1,666,666	34

Diane Button	7,500,000	69.6	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cinjet, Inc.

Date: June 26, 2015	By:	/s/ Alan Lien
Alan Lien Title: Chief Executive Officer